EX-99.B-77D

SUB-ITEM 77D(a): The type of securities (e.g. bonds, preferred stocks, common stocks) in which it may invest, indicating the proportion of the assets which may be invested in each type of security.

WADDELL & REED ADVISORS FUNDS

Supplement dated April 5, 2013 to the

Waddell & Reed Advisors Equity Funds Prospectus

dated October 31, 2012

and as supplemented January 2, 2013 and January 31, 2013

The following is added as a new paragraph following the second paragraph of the “Waddell & Reed Advisors Asset Strategy Fund – Principal Investment Strategies” section on page 40 of the Waddell & Reed Advisors Equity Funds Prospectus:

The Fund may gain exposure to commodities, including precious metals, derivatives and commodity-linked instruments by investing in a subsidiary organized in the Cayman Islands (the “Subsidiary”). The Subsidiary is wholly owned and controlled by the Fund. Should the Fund invest in the Subsidiary, it would be expected to provide the Fund with exposure to investment returns from commodities, derivatives and commodity-linked instruments within the limits of the federal tax requirements applicable to investment companies, such as the Fund. The Subsidiary is subject to the same general investment policies and restrictions as the Fund, except that unlike the Fund, the Subsidiary is able to invest without limitation in commodities, derivatives and commodity-linked instruments and, to the extent the Subsidiary invests in derivative instruments, may use leveraged investment techniques.

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The following is added as a new paragraph following the last bullet point in the “Waddell & Reed Advisors Asset Strategy Fund – Principal Investment Risks” section on page 42 of the Waddell & Reed Advisors Equity Funds Prospectus:

▪	Subsidiary Investment Risk. By investing in the Subsidiary, the Fund is exposed to the risks associated with the Subsidiary’s investments. The Subsidiary is not registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and is not subject to all of the investor protections of the 1940 Act. Thus, the Fund, as an investor in the Subsidiary, would not have all of the protections offered to investors in registered investment companies. However, because the Fund wholly owns and controls the Subsidiary, and the Fund and Subsidiary are managed by WRIMCO, it is unlikely that the Subsidiary would take action contrary to the interests of the Fund or the Fund’s shareholders. In addition, changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary are organized, respectively, could result in the inability of the Fund and/or the Subsidiary to operate as intended and could negatively affect the Fund and its shareholders. Although under the federal tax law, the Fund may not earn more than 10% of its annual gross income from gains resulting from selling commodities (and other non-qualifying income), the Fund has received an opinion of counsel, which is not binding on the Internal Revenue Service or the courts, that income the Fund receives from the Subsidiary should constitute qualifying income.

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The following is added as a new bullet point following the last bullet point in the “Additional Information about Principal Investment Strategies, Other Investments and Risks – Waddell & Reed Advisors Asset Strategy Fund – Principal Risks” section on page 64 of the Waddell & Reed Advisors Equity Funds Prospectus:

▪	Subsidiary Investment Risk

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The following is added as a new paragraph after the Small Company Risk paragraph in the “Additional Information about Principal Investment Strategies, Other Investments and Risks – Defining Risks” section on page 72 of the Waddell & Reed Advisors Equity Funds Prospectus:

Subsidiary Investment Risk – By investing in the subsidiary, Waddell & Reed Advisors Asset Strategy Fund is exposed to the risks associated with the Subsidiary’s investments. The Subsidiary is not registered under the 1940 Act, and is not subject to all of the investor protections of the 1940 Act. Thus, the Fund, as an investor in the Subsidiary, would not have all of the protections offered to investors in registered investment companies. However, because the Fund wholly owns and controls the Subsidiary, and the Fund and Subsidiary are managed by WRIMCO, it is unlikely that the Subsidiary would take action contrary to the interests of the Fund or the Fund’s shareholders. In addition, changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary are organized, respectively, could result in the inability of the Fund and/or the Subsidiary to operate as intended and could negatively affect the Fund and its shareholders. Although under the federal tax law, the Fund may not earn more than 10% of its annual gross income from gains resulting from selling commodities (and other non-qualifying income), the Fund has received an opinion of counsel, which is not binding on the Internal Revenue Service or the courts, that income the Fund receives from the Subsidiary should constitute qualifying income.

WADDELL & REED ADVISORS FUNDS

Supplement dated April 5, 2013 to the

Waddell & Reed Advisors Funds Statement of Additional Information

dated January 31,2013

The following is added as a new section immediately preceding the U.S. Government Securities section in the “The Funds, Their Investments, Related Risks and Restrictions – Specific Securities and Investment Practices” section on page 38 of the Waddell & Reed Advisors Funds Statement of Additional Information:

Subsidiary Investments

The Waddell & Reed Advisors Asset Strategy Fund may from time to time invest in its wholly owned and controlled subsidiary organized as an exempted company under the laws of the Cayman Islands (the “Subsidiary”). The Waddell & Reed Advisors Asset Strategy Fund will not invest more than 25% of the value of its total assets in the Subsidiary as of the end of any quarter of its taxable year. Shares of the Subsidiary will not be sold or offered to other investors. By investing in the Subsidiary, the Waddell & Reed Advisors Asset Strategy Fund is exposed to the risks associated with the Subsidiary’s investments. The Subsidiary invests primarily in commodities, including precious metals, derivatives, commodity-linked instruments, as well as fixed-income securities and other investments intended to serve as margin or collateral for any derivative positions, and cash instruments. Unlike the Waddell & Reed Advisors Asset Strategy Fund, the Subsidiary may invest without limitation in these instruments and, to the extent the Subsidiary invests in derivative instruments, may use leveraged investments. The Subsidiary otherwise is subject to the same general investment policies and restrictions as the Waddell & Reed Advisors Asset Strategy Fund.

The Subsidiary is not registered under the 1940 Act, but is subject to certain of the investor protections of that Act. The Waddell & Reed Advisors Asset Strategy Fund, as the sole shareholder of the Subsidiary, does not have all of the protections offered to investors in registered investment companies. However, since the Waddell & Reed Advisors Asset Strategy Fund wholly owns and controls the Subsidiary, and the Waddell & Reed Advisors Asset Strategy Fund and the Subsidiary are managed by WRIMCO, it is unlikely that the Subsidiary will take action contrary to the interests of the Waddell & Reed Advisors Asset Strategy Fund or its shareholders. The Board has oversight responsibility for the investment activities of the Waddell & Reed Advisors Asset Strategy Fund, including its investments in the Subsidiary, and the Waddell & Reed Advisors Asset Strategy Fund’s role as sole shareholder of the Subsidiary. Also, in managing the Subsidiary’s portfolio, WRIMCO will be subject to the same aggregate investment restrictions and operational guidelines that apply to the management of the Waddell & Reed Advisors Asset Strategy Fund.

Changes in the laws of the United States and/or the Cayman Islands, under which the Waddell & Reed Advisors Asset Strategy Fund and the Subsidiary, respectively, are organized, could result in the inability of the Waddell & Reed Advisors Asset Strategy Fund or the Subsidiary to operate as described in this SAL and could negatively affect the Waddell & Reed Advisors Asset Strategy Fund and its shareholders. For example, the government of the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Subsidiary. If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands taxes, the Waddell & Reed Advisors Asset Strategy Fund shareholders would likely suffer decreased investment returns.

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The following is added as a new section following the Municipal Bond Fund and Municipal High Income Fund paragraph in the “Taxation of the Funds” section on page 101 of the Waddell & Reed Advisors Funds Statement of Additional Information:

Waddell & Reed Advisors Asset Strategy Fund – Investment in the Subsidiary

The Waddell & Reed Advisors Asset Strategy Fund (referred to in this sub-section as the “Fund”) may invest part of its assets (but not more than 25% of the value of its total assets as of the end of any quarter of its taxable year) in the Subsidiary. The Subsidiary is classified as a corporation for Federal income tax purposes. A foreign corporation, such as the Subsidiary, generally is not subject to Federal income taxation except for income that is effectively connected with its conduct of a trade or business within the United States. It is expected that the Subsidiary will conduct its activities in a manner so as to meet the requirements of a safe harbor under Section 864(b)(2) of the Code (“Safe Harbor”) pursuant to which the Subsidiary, provided it is not a dealer in stocks, securities or commodities, may engage in the following activities without being deemed to be engaged in a U.s. trade or business: (1) trading in stocks or securities (including contracts to buy or sell securities) for its own account; and (2) trading, for its own account, in commodities that are “of a kind customarily dealt in on an organized commodity exchange” if the transaction is of a kind customarily consummated at such place. Thus, the Subsidiary’s commodities and securities trading activities, if any, should not constitute a U.S. trade or business. However, if certain of the Subsidiary’s activities were determined not to be of the type described in the Safe Harbor or if the Subsidiary’s gains were attributable to investments in securities that constitute U.S. real property interests (which is not expected), then the activities of the Subsidiary may be considered to constitute a U.S. trade or business.

A U.S. person who owns (directly, indirectly or constructively) 10% or more of the total combined voting of all classes of stock of a foreign corporation is a “United States shareholder” for purposes of the controlled foreign corporation (“CFC”) provisions of the Code (commonly referred to as “subpart F”). A foreign corporation is a CFC if, on any day of its taxable year, more than 50% of the voting power or value of its stock is owned (directly, indirectly or constructively) by United States shareholders. Because the Fund owns all the stock in the Subsidiary, the Fund is a United States shareholder thereof and the Subsidiary is a CFC. As a United States shareholder, the Fund is required to include in its gross income for Federal income tax purposes the Subsidiary’s “subpart F income” (defined, in part, below), whether or not such income is distributed by the Subsidiary. It is expected that all of the Subsidiary’s income will be subpart F income. Subpart F income generally includes interest, OID, dividends, net gains from the disposition of securities, receipts with respect to securities loans and net payments received with respect to futures contracts. The Fund’s recognition of the Subsidiary’s subpart F income will increase the Fund’s tax basis in the Subsidiary. Distributions by the Subsidiary to the Fund will be tax-free to the extent of its previously undistributed subpart F income and correspondingly would reduce the Fund’s tax basis in the Subsidiary. Subpart F income generally is treated as ordinary income, regardless of the character of the Subsidiary’s underlying income.

As noted above, to qualify as a RIC the Fund must derive at least 90% of its gross income each taxable year from certain specified sources, including “other income (including gains from options, futures contracts or forward currency contracts) derived with respect to its business of investing in securities or foreign currencies” (“Other Income”). Although gains from the disposition of commodities are not considered Other Income, the IRS has issued numerous private letter rulings (“PLRs”) since 2006 that a RIC’s inclusion of subpart F income from a wholly-owned foreign subsidiary (such as the Subsidiary) is Other Income. A PLR may be cited as precedent, however, only by the taxpayer(s) to whom it is issued. Moreover, in July 2011, the IRS suspended the issuance of further PLRs to RICs seeking commodities exposure through the use of foreign wholly-owned subsidiaries (and structured notes); it is understood that the IRS initiated that suspension, which was still in effect as of the effective date of this SAI, to re-examine the policies underlying the previously issued PLRs. The Fund nevertheless has received an opinion of counsel, which is not binding on the IRS or the courts, that income the Fund derives from the Subsidiary should constitute Other Income.

There can be no assurance that there will not be changes in tax or other Federal law that might adversely affect the Fund’s investment in the Subsidiary. If the IRS were to change its position expressed in the issued PLRs, such that the Fund’s income from the Subsidiary was not Other Income, the Fund could be unable to qualify as a RIC for one or more taxable years. If the Fund failed to so qualify for any taxable year but was eligible to and did cure the failure, it would incur potentially significant additional Federal income tax expense. If, on the other hand, the Fund failed to so qualify for any taxable year and was ineligible to or otherwise did not cure the failure, it would be subject to Federal income tax on its taxable income at corporate rates, with the consequence that its income available for distribution to shareholders would be reduced and all such distributions from earnings and profits would be taxable to them as dividend.